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                                                                     EXHIBIT k.2

                               ORGANIZATIONAL AND
                    OFFERING EXPENSES REIMBURSEMENT AGREEMENT

       AGREEMENT made this 16th day of July, 2003, by and between NICHOLAS-APPLEGATE CONVERTIBLE & INCOME FUND II, a Massachusetts business trust (the "Fund"), and PIMCO ADVISORS FUND MANAGEMENT LLC, a Delaware limited liability company (the "Adviser").

       WHEREAS, the Fund and the Adviser have separately entered into an Investment Management Agreement dated July 16, 2003 (the "Management Agreement");

       NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1. The Adviser agrees to pay (i) if the initial public offering occurs, the amount by which the Fund's offering costs (other than the sales load) of the initial offering of common shares of beneficial interest of the Fund ("shares") exceed $0.03 per share and (ii) all of the Fund's organizational expenses, provided that the Fund shall reimburse the Adviser for such organizational expenses to the extent that the aggregate of all such organizational expenses and offering costs (other than the sales load) does not exceed $0.03 per share. The expenses for which the Fund is being reimbursed pursuant to this Agreement do not include (x) Management Fees payable by the Fund pursuant to the terms of the Management Agreement and (y) any sales load or underwriting discount paid by shareholders, but do include any reimbursement of expenses incurred by the Fund's underwriters in connection with the initial public offering.

2. This Agreement may be terminated only by the vote of (a) the Board of Trustees of the Fund, including the vote of the members of the Board who are not "interested persons" of the Fund within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of the Fund.

3. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

4. The Fund's Agreement and Declaration of Trust, including any amendments thereto, is on file with the Secretary of State of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Fund's officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

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     IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year above written.

                                            NICHOLAS-APPLEGATE CONVERTIBLE &
                                            INCOME FUND II


                                            By:    /s/ Brian S. Shlissel
                                                   -------------------------
                                            Name:  Brian S. Shlissel
                                            Title: President and Chief Executive
                                                   Officer


                                            PIMCO ADVISORS FUND MANAGEMENT
                                            LLC

                                            By:    /s/ Newton B. Schott, Jr.
                                                   -------------------------
                                            Name:  Newton B. Schott, Jr.
                                            Title: Managing Director

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